OPERATING AGREEMENT OF
O2 REGENTECH LLC
AN OHIO LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (this *"Agreement"*) is made and entered into by and among *O2 REGENTECH LLC*, an Ohio limited liability company (the *"Company"*), as of the date set forth below its authorized representative's signature hereto and the parties executing and delivering counterpart signature pages in a form similar to that attached hereto as <u>Attachment A</u> or joinder agreements hereto, who or which parties are referred to collectively as the *"Members"* and individually as a *"Member"* of the Company.

WHEREAS, on July 1, 2013, the Company's articles of organization and an original appointment of agent were filed with the Secretary of State of the State of Ohio forming the Company; and

WHEREAS, the Members of the Company wish to set forth their respective duties and responsibilities as well as the division of any net profits and losses resulting from the ownership and operation of the Company's business.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the Members hereby agree as follows:

1.   Organization.

(a)   <u>Formation</u>. The Company was formed pursuant to the Ohio Limited Liability Company Act (the "***Act***") upon the filing of the Company's Articles of Organization (the *"Articles"*) on July 1, 2013. The rights and obligations of the Members shall be as provided under the Act, the Articles, and this Agreement. The Members agree to each of the provisions of the Articles.

(b)   <u>Name</u>. The name of the Company is **O2 REGENTECH LLC**.

(c)   <u>Principal Place of Business</u>. The principal place of business of the Company shall be located at 411 Wolf Ledges Parkway, Suite 100, Akron, Ohio 44311, or at such other address as shall be determined from time to time by the Members (*"Principal Place of Business"*).

(d)   <u>Purpose</u>. The purpose of the Company is to engage in any and all lawful acts or activities for which limited liability companies can be formed under the laws of the State of Ohio.

(e)   <u>Registered Office and Registered Agent</u>. The name and address of the initial registered agent for service of process in Ohio shall be Akron Innovation Services, Inc., 170 University Circle GDYR 312, Akron, Ohio 44325. The Company may designate another registered agent at any time by following the procedures set forth in the Act.

(f)   <u>Duration</u>. The existence of the Company shall continue in perpetuity unless the Company is dissolved.

(g)   <u>Members</u>. The names and addresses of the Members are set forth on <u>Schedule 3</u> attached to this Agreement and incorporated herein by reference, as may be amended from time to time.

(h)   <u>Tax Status</u>. The Members intend that the Company shall be treated as a partnership, but solely and exclusively for federal, state, and local income tax purposes, and this Agreement shall be construed in a manner consistent with the Company's classification as a partnership for federal, state, and local income tax purposes. Any provision of this Agreement that would prevent the Company from being so classified as partnership for such tax purposes shall be null, void, and without effect.

2.   **Governance**.

(a)   Board Management. The Company shall be governed by a board of directors (the *"Board"* and each a *"Director"*), which shall act (i) by majority approval at a meeting of the Board or (ii) by unanimous written consent. The Board shall be considered the Company's *"Manager"* for purposes of the Act and, except as otherwise provided herein, shall be responsible for the Company's day-to-day activities.

(b)   Board Meetings.

(i)   The Board shall schedule quarterly meetings in accordance with governance of the Company and meetings may be called for voting on required business.

(ii)   Special meetings of the Board may be called by any two Directors, the President or Chief Executive Officer, or any Officer (as defined below) of the Company on five (5) days' notice to each Director delivered in accordance with the notice provisions set forth herein.

(iii)   To the extent permitted by law, Directors may participate in a meeting of the Board using telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

(c)   Board Composition. The Board shall be comprised of up to that number of persons set forth on Schedule 1 and by those Members set forth on Schedule 1. If any Director ceases to serve as a Director, his/her replacement shall be selected by the party(ies) appointing him/her as provided on Schedule 1.

(d)   Removal for Cause. A Director may be removed by the majority vote of the remaining Directors for "*Cause*". For purposes of this Agreement, Cause shall mean (i) fraud, misappropriation, or embezzlement involving Company property or other intentional wrongful act(s), which materially impairs the goodwill or business of the Company or causes material damage to its property, goodwill, or business; (ii) commission by the Director of a felony; or (iii) material breach by the Director of any provision of this Agreement not cured within thirty (30) days written notice thereof from the Company.

(e)   Member Actions. The right and power of the Members to vote and act shall be strictly limited to (i) those actions expressly provided for in this Agreement, (ii) those actions set forth on Schedule 2, and (iii) those actions under applicable law that cannot be determined by the Board acting alone and as to which the Members are required to vote and act. Any vote or act of the Members shall require the consent of Members holding that percentage of the then-outstanding voting Shares (as defined below) set forth on Schedule 2, which may be given at a meeting of the Members or by written consent. Each Member shall have the reasonable right to inspect and review the books and records of the Company on reasonable notice to the Board.

(f)   Officers. Initially, the Company shall have those *"Officers"* set forth on Schedule 1, which offices shall initially be filled by those individuals set forth opposite such offices on Schedule 1. These offices shall have the general rights and duties of comparable positions in an Ohio corporation under the Ohio General Corporation Law, provided that the Board may modify the scope or terms of each such position generally or in a specific instance. Each Officer shall serve at the pleasure of the Board, and each Officer may be removed or replaced by the Board at its discretion. The Board may also fill any vacancies, whether arising from the removal or resignation of existing Officers or from the creation of new positions.

(i) The Board may delegate a portion of its day-to-day management responsibilities to any such Officers, as determined by the Board from time to time, and such Officers shall have the authority to contract for, negotiate on behalf of, and otherwise represent the interests of the Company as so authorized by the Board (but as limited by Section 2(e) hereof), provided that in no event will any Officer have any rights, duties, powers, or authority greater than that so delegated or that of the Board.

(ii) The Officers shall be under a fiduciary duty to conduct the affairs of the Company in the best interest of the Company and its Members, including the safekeeping and use of all property for the exclusive benefit of the Company.

3. **Accounting and Records.**

(a) <u>Records and Accounting</u>. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

(b) <u>Access to Accounting Records</u>. All books and records of the Company shall be maintained at any office of the Company or at the Company's Principal Place of Business, and each Member, and his, her, or its duly authorized representative, shall have access to them at such office of the Company and the right to inspect them at reasonable times.

(c) <u>Annual Tax Information</u>. The Company shall use its best efforts to deliver to each Member within 90 days after the end of each fiscal year all information necessary for the preparation of such Member's federal and state income tax returns. The Company shall also use its best efforts to prepare, within 90 days after the end of each fiscal year, a financial report of the Company for such fiscal year containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Accounts of the Members.

(d) <u>Accounting Decisions</u>. All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made by the Members. The Members may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

(e) <u>Federal Income Tax Elections</u>. The Company may make, but is not required to make, all elections for federal income tax purposes, including, but not limited to, the following:

(i) To the extent permitted by applicable law and regulations, elect to use an accelerated depreciation method on any depreciable unit of the assets of the Company; and

(ii) In case of a Transfer of all or part of the interest of any Member, the Company may elect, pursuant to Sections 734, 743, and 754 of the Code to adjust the basis of the assets of the Company.

4.   **Membership Interests**.

(a)   Shares and Voting Rights. Membership interests shall be represented by *"Shares"*. Subject to any limitations or other rights or restrictions set forth on Schedule 3, the Board may grant and issue Shares, whether directly or indirectly through options or warrants, and whether voting or non-voting, and whether fully-vested or subject to vesting, and whether in the form of capital interests or profits interests, all on terms approved by the Board. The terms of any such Shares shall be set forth on the respective counterpart signature page or joinder agreement hereto of each Member, and unless any such counterpart signature page or joinder agreement otherwise provides, all Shares shall be uncertificated fully-vested "*common*" Shares, in the form of capital interests, with one vote per Share on all matters subject to the vote or act of the Members. The number of Shares held by each Member of the Company, and each Member's *"Sharing Ratio"*, is set forth in Schedule 3, which shall be amended from time to time to reflect any new Member admissions, Shares adjustments, and all transfers and/or cancellations of Shares.

(b)   Initial Capital Contributions. The Company shall be capitalized by each Member contributing the property and cash set forth on Schedule 3 attached hereto, with such Member receiving, in exchange therefore, the Shares set forth on Schedule 3. In the case of any property contributions, a Member shall also, upon such a contribution, execute and deliver such assignment or transfer documents that are necessary or appropriate to transfer title to such property to the Company. Each Member making a capital contribution in the form of property represents and warrants that the Company will acquire good and marketable title to such property, free and clear of all liens and encumbrances.

(c)   Capital Accounts. An individual capital account shall be established and maintained for each Member and has been or shall be credited with the amount of each Member's initial capital contribution to the Company. Each Member's capital account shall be determined and maintained throughout the term of the Company in accordance with the requirements of Section 704(b) of the Internal Revenue Code, as amended, or its counterpart in any subsequently enacted Internal Revenue Code.

(d)   Allocation of Profits and Losses. After giving effect to the special allocations set forth in the next sentence, net profits and losses shall be allocated to the Members in accordance with their respective Sharing Ratios. The Treasury Regulations issued under Section 704(b) of the Internal Revenue Code relating to the qualified income offset, the partnership and partner minimum gain chargeback requirements, and the allocation of deductions attributable to partnership and partner nonrecourse debt are hereby incorporated by reference and shall apply to the allocation of income, gain, loss, and deduction as the Members deem appropriate.

(e)   Distributions. The Company, from time to time, may distribute cash, profits and losses, or other property to the Members. Unless the Board otherwise determines, distributions shall be made in the following order of priority: (i) first, until the capital contributions made by the Members have been returned to such Members in full, to the Members in proportion to the relative unreturned capital contributions of such Members; and (ii) second, once all such capital contributions have been returned in full, then to the Members in accordance with their respective Sharing Ratios. Notwithstanding the foregoing, the Company shall make distributions of cash to the Members at those times and in those amounts as the Board deems appropriate to enable the Members to pay their income tax on that portion of any net profits of the Company allocated to them (even if not actually distributed) as well as to reimburse them for any out-of-pocket expenses reasonably incurred by them on behalf of the Company.

(f)   Transfer Restrictions. Each of the Members agrees not to transfer all or any portion of its Shares except in accordance with the terms of this Section 4(f), including the following provisions:

(i)   In the opinion of legal counsel for the Company, such transfer must not be in violation of, or otherwise render the Company and/or any Member liable under, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or under the applicable state securities laws of any state or states;

(ii)   during such time as the Company is taxed as a partnership for federal, state, and local income tax purposes, no Member shall sell or exchange any portion of its Shares if such sale or exchange, when added to the total of all other sales or exchanges of Shares during the immediately preceding twelve (12) month period, would result in the termination of the Company under Section 708 of the Internal Revenue Code, or any successor section thereto; and

(iii)   any attempted transfer or encumbrance by a Member of all or any portion of the Shares it owns (or hereafter acquires) which is not in compliance with the terms of this Agreement shall be void and shall not be reflected on the records of the Company.

The term *"Transfer"* as used in this Agreement with respect to any Shares shall include any sale, gift, assignment, bequest, exchange, pledge, encumbrance, or other disposition of Shares, including transfers by operation of law (such as upon a merger or consolidation), involuntary transfers (such as pursuant to bankruptcy and divorce decrees), and change in control of a Member which is a corporation, limited liability company, partnership, or other business entity.

(g)   Withdrawal, Death, or Resignation of a Member. Except as otherwise provided in this Agreement, a Member shall not be permitted to withdraw or resign from the Company. A Member shall be removed and expelled as a Member upon the occurrence of one or more of the events set forth in Schedule 4 unless all of the other Members otherwise agree. Should a Member withdraw, resign, be removed, or be expelled as a Member of the Company, whether voluntarily or involuntarily, neither such Member, nor such Member's successors or assigns, shall have any ongoing rights to participate in the management or operation of the Company, whether as a Member, officer, executive, or otherwise. Such former Member (or such former Member's successors or assigns) shall continue to receive such former Member's share of the net profits and losses of, and distributions from, the Company in accordance with the provisions hereof for so long as such former Member (or such former Member's successors or assigns) holds such Shares, and such Shares shall continue to be subject to the provisions of this Agreement.

(h)   Limitations to Disposition. No Member may dispose of any or all of such Member's Shares without the express, written consent of the Board. If:

(i)   the Shares of a Member (or such Member's successors or assigns) are sought to be transferred by any involuntary means, including, but not limited to, attachment, garnishment, execution, levy, seizure, or transfer in connection with a divorce or other marital property settlement, or upon the occurrence of any of the events set forth in Schedule 4; or

(ii)   a Member withdraws, resigns, is removed, or is expelled as a Member of the Company; then

(iii)   the Company may (but is not obligated to) purchase and, if the Company so elects to purchase, the affected Member (or such Member's successors or assigns) shall be required to sell such Member's Shares, at a purchase price equal to the amount that such Member (or such Member's successors or assigns) would have received had the Company been sold for cash on such date at book value and the proceeds of such sale distributed in accordance with this Agreement and applicable law. The Company may purchase any or all of such Member's Shares for cash and/or by a promissory note made by the Company bearing interest at the prime rate as reported at closing by The Wall Street Journal and payable in not more than twelve (12) equal annual installments of principal and interest.

5. Indemnification.

The Company shall indemnify each Manager, Director, and Officer of the Company (each an *"Indemnified Party"*), to the fullest extent permitted by law, and to save and hold each Indemnified Party harmless from, and in respect of, all (i) fees, costs, and expenses incurred in connection with or resulting from any claim, action, or demand against such Indemnified Party or the Company that arise out of or in any way relate to the Company, its properties, business, or affairs, and (ii) such claims, actions, and demands, and any losses or damages resulting from such claims, actions, and demands, including amounts paid in settlement or compromise of any such claim, action, or demand; provided, however, that this indemnification shall apply only so long as the Indemnified Party has acted in good faith on behalf of the Company, in a manner reasonably believed by him/her to be within the scope of his/her authority under this Agreement and in the best interests of the Company, and only if such action or failure to act did not constitute willful misconduct, fraud, or gross negligence. This right to indemnification shall not be exclusive of or affect any other rights that any Indemnified Party may have and shall inure to the benefit of the heirs, executors and administrators of an Indemnified Party. This right to indemnification shall continue in effect regardless of whether an Indemnified Party continues to serve as a Manager, Director, or officer. The Company may, in the sole discretion of the Board, indemnify any other Party to the extent the Board deems advisable. No amendment or repeal of this Section 5 shall have any effect on a Party's rights under this Section 5 with respect to any act or omission occurring prior to such amendment or repeal.

6. Permitted Business.

Notwithstanding any provision to the contrary under law or this Agreement, the Members shall be permitted to engage in any business which is complementary to, but not in direct competition with, any business in which the Company has been engaged, is currently engaged, or contemplates being engaged (as reflected in the Company's then current business plan, as prepared and determined by the Board) (*"Permitted Business"*). For purposes of this Section, Permitted Business is deemed to include Nic Leipzig's position with the University of Akron and his work in relation thereto. Each Member, on its own behalf and that of the Company, hereby waives and releases any and all rights, claims, or causes of action that such Member may have arising directly from the performance of any Permitted Business by any other Member, including, but not limited to, any claim or cause of action for the conversion of any business opportunity of the Company within any Permitted Business.

7. Confidentiality.

Each Member will have access to and will participate in the development of and/or be acquainted with confidential or proprietary information of the Company (*"Confidential Information"*). Confidential Information does not include any information that is or becomes generally publicly available (other than as a result of violation of this Agreement by the Member). No Member may disclose, use, or make known for the Member's or another's benefit any Confidential Information, or use any Confidential Information in any way whatsoever, other than for the benefit of the Company. Upon termination of the Member's relationship with the Company for any reason, the Member shall immediately return to the Company all Confidential Information in whatever form maintained (including, without limitation, computer discs and other electronic media).

8. Dissolution and Winding Up.

(a)   Termination of the Company. The Company shall be terminated and dissolved upon the adoption of a resolution of dissolution by Members holding that percentage of the then-outstanding voting Shares set forth on Schedule 2.

(b)   Winding Up. Upon the termination of the Company pursuant to Section 8(a), a full and general accounting shall be taken of the Company's business, and the affairs of the Company shall be wound up. The assets of the Company shall be sold and turned into cash as soon as possible and all debts and other amounts due the Company shall be collected, to the extent possible. The proceeds thereof shall be applied and distributed in the following order of priority:

(i)   to the payment of any debts and liabilities of the Company, including debts to Members, and liquidating expenses;

(ii)   to the setting up of any reserve which the Board shall reasonably deem necessary to provide for any contingent or unforeseen liabilities or obligations of the Company, with any excess in such reserve remaining after such liabilities are satisfied to be distributed as soon as practicable in the manner hereinafter set forth; and

(iii)   thereafter, the balance of the proceeds, if any, shall be distributed to the Members in accordance to their respective ownership percentages of Shares of the Company.

(c)   Statement. The Members shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation.

(d)   Return of Capital Contributions. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Member shall be personally liable for the return of the capital contributions of the Members, or any portion thereof, it being expressly understood that any such return of the capital contributions of the Members shall be made solely from Company assets.

(e)   Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member, or to any third party, any deficit balance that may exist from time to time in the Member's capital account.

9. General Provisions.

(a)   Tax Matters Member. With respect to periods during which the Company is treated for federal income tax purposes as a partnership, Andreas Inmann shall serve as the *"Tax Matters Partner"* of the Company, as provided in Regulations issued pursuant to Section 6231 of the Code. Each Member, by the execution of this Agreement, consents to such designation of the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses, and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The payment of all such expenses shall be made before any distributions to Members are made by the Company. The Members may change the person serving as the

Tax Matters Partner upon the affirmative vote of Members holding that percentage of the then-outstanding voting Shares set forth on Schedule 2.

(b)   No Partnership for Non-Tax Purposes. The Members have formed and are operating the Company as a limited liability company under the Act, and not as a partnership or a limited partnership. No Member shall hold itself out as a partner of the others, and the authority of each Member shall be limited to those powers expressly granted in this Agreement or required under the Act.

(c)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and each of the Members, and the legal representatives, successors, heirs, and assigns of each. The term *"Successors and Assigns"* as used herein shall include a corporation or other entity acquiring all or substantially all of the business of the Company (whether such acquisition is by way of acquisition of assets, acquisition of stock, merger, consolidation, or otherwise, and whether by operation of law or otherwise).

(d)   Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Ohio and the federal laws of the United States applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the County in which the President's physical office is located in the State of Ohio and the federal courts located therein and each of the parties hereto hereby irrevocably attorns to the exclusive jurisdiction of the courts of the County in which the President's physical office is located in the State of Ohio and the federal courts located therein. None of the parties shall contest in any other jurisdiction the enforcement of any judgment or award of the courts of such County in relation to this Agreement.

(e)   Severability. The Members intend this Agreement to be enforced as written. However, if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

(f)   Notice. Each Member agrees that by providing an email address on its respective counterpart signature page or joinder agreement hereto that (i) such email address may be used by any other party for purposes of directing notices, communications, information, or documents hereunder (whether directly by email attachment, or indirectly by uploading any such notice, communication, information, or document to a server and sending the hyperlink thereto to the party via email) unless and until the party provides all other parties with notice of a different email address; (ii) any notice, communication, information, or document delivered (directly or indirectly as described above) by email to such email address will be deemed effectively delivered for all purposes hereunder, regardless of whether the party acknowledges receipt thereof; and (iii) no party shall have any obligation to make or provide any notices, communications, information, or documents to any person who has so provided an email address by any means other than email unless applicable law specifically and expressly so requires. The Company's preferred and primary method of notice, communication, information, and document delivery hereunder will be by email.

(g)   Amendments. This Agreement, and any provision hereof, may only be amended, modified, waived, or terminated by the written consent of Members holding that percentage of the then-outstanding voting Shares set forth on Schedule 2. This Agreement, together with all counterpart signature pages and joinder agreements hereto, contains the entire understanding of the Members with respect to the subject matter hereof and supersedes any and all prior or contemporaneous written or oral understandings of any kind or nature that relate to the subject matter hereof, including, but not limited to, any prior or pre-existing operating agreements or similar documents or agreements. This Agreement may be executed in one or more counterparts, and by facsimile or PDF, all of which shall constitute one and the same original instrument. This Agreement, together with all counterpart signature pages and joinder agreements hereto, shall constitute the Company's sole and entire "***Operating Agreement***" (as that term is defined in the Act).

(h)   <u>Disclosure</u>. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (i) the Members have been advised that the Company's interests may not be in the best interests of the Members; (ii) the Members have been advised to seek the advice of independent counsel; (iii) the Members have had the opportunity to seek the advice of independent counsel; (iv) the Members have been advised that this Agreement may have tax consequences; (v) the Members have been advised to seek the advice of independent tax counsel; and (vi) the Members have had the opportunity to seek the advice of independent tax counsel.